EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 25, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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ENDESA, S.A.

Table of Contents

Investor Relations

Press Release

ENDESA REACHES AN AGREEMENT WITH AGUAS DE BARCELONA FOR THE SALE OF ITS STAKE IN INTERAGUA

New York, April 23rd, 2002.- ENDESA **(NYSE:ELE)** has reached an agreement with SOCIEDAD GENERAL AGUAS DE BARCELONA, S.A. (AGBAR) for the sale of its 39.95% holding in INTERAGUA, of which AGBAR held the remaining 60.05%.

The agreement includes the sale of the stakes that ENDESA owned in EMASAGRA (12.5%) and AGUA VEGA SIERRA ELVIRA (15%), which operate in the southern Spanish province of Granada, and GESTIÓN DE AGUAS DE ARAGÓN (40%). AGBAR also had a presence in these companies.

The price agreed for the sale has been Euro 25.75 million, which results for ENDESA in a gross capital gain of Euro 19.28 million.

This transaction falls within the framework of ENDESA's policy of selling non-core assets, which the company is currently carrying out.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.

ir@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: April 25, 2002

By: ____________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations